Exhibit 23.b

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our reports dated March 8, 2006, relating to the consolidated financial statements and financial statement schedules of Kansas City Power & Light Company and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of a new accounting standard and revisions made to the consolidated statement of cash flows for the year ended December 31, 2003) and management's report on the effectiveness of internal control over financial reporting, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 29, 2006